Exhibit 3

Audited Consolidated Financial Statements for the fiscal year ended May 28, 2005
(including reconciliation to US GAAP at Note 25).

Management’s report with respect to the financial statements

The consolidated financial statements of The Jean Coutu Group (PJC) Inc. contained in this report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data included in the consolidated financial statements.

To discharge its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and the discharge by each of their responsibilities. Both the external auditors and the internal auditors have free access to the Committee, with or without the presence of management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors. In addition, the Company’s external auditors, Deloitte & Touche, LLP, are responsible for auditing the consolidated financial statements and providing an opinion thereon. Their report is provided hereafter.

/s/ FRANÇOIS J. COUTU	/s/ ANDRÉ BELZILE
François J. Coutu	André Belzile
President and Chief Executive Officer	Senior Vice-President, Finance and Corporate Affairs

Auditors’ report

To the Shareholders of The Jean Coutu Group (PJC) Inc.

We have audited the consolidated balance sheets of The Jean Coutu Group (PJC) Inc. as at May 28, 2005 and May 31, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 28, 2005 and May 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE Llp
Chartered Accountants
Montréal, Canada
August 2, 2005

Consolidated Financial Statements
Consolidated statements of earnings

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars except for per share amounts)	$	$
		(restated)

Sales	9,448,343	2,893,088
Other revenues (Note 3)	169,020	149,879
	9,617,363	3,042,967
Operating expenses
Cost of goods sold	7,289,872	2,343,998
General and operating expenses	1,878,296	452,284
Amortization (Note 4)	195,308	38,396
	9,363,476	2,834,678
Operating income	253,887	208,289
Financing expenses
Interest on long-term debt	152,731	11,752
Unrealized foreign exchange loss on monetary items	7,767	—
Other financing expenses, net	1,594	2,783
	162,092	14,535
Earnings before income taxes	91,795	193,754
Income taxes (recovery) (Note 5)	(12,583)	61,071
Net earnings	104,378	132,683
Net earnings per share (Note 6)
Basic	0.41	0.58
Diluted	0.41	0.58

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of retained earnings

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars)	$	$
		(restated)
Balance, beginning of year
As previously reported	709,419	597,601
Restatement related to a change in accounting policy (Note 2a)	(867)	(1,453)
Restated balance	708,552	596,148
Net earnings	104,378	132,683
	812,930	728,831
Dividends	25,291	20,279
Balance, end of year	787,639	708,552

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

As at May 28, 2005 and May 31, 2004	May 28,	May 31,
(in thousands of US dollars)	2005	2004
	$	$
		(restated)
Assets
Current assets
Cash and cash equivalents	132,175	14,554
Temporary investments	78,489	—
Accounts receivable	544,810	199,516
Inventories	1,678,245	391,916
Prepaid expenses	40,981	12,235
Income taxes receivable	6,822	—
Future income taxes (Note 5)	—	10,220
	2,481,522	628,441
Investments (Note 7)	18,819	21,298
Capital assets (Note 8)	1,492,499	544,174
Intangible assets (Note 9)	729,639	19,277
Goodwill (Note 10)	866,451	95,330
Other long-term assets (Note 11)	105,996	35,234
	5,694,926	1,343,754
Liabilities
Current liabilities
Bank loans (Note 12)	—	15,000
Accounts payable and accrued liabilities	1,109,902	231,306
Income taxes payable	32,870	42,004
Future income taxes (Note 5)	97,809	—
Current portion of long-term debt (Note 13)	65,631	22,566
	1,306,212	310,876
Long-term debt (Note 13)	2,495,801	169,609
Other long-term liabilities (Note 14)	480,810	9,826
	4,282,823	490,311
Shareholders’ equity
Capital stock (Note 15)	577,463	144,996
Contributed surplus	764	188
Retained earnings	787,639	708,552
Foreign currency translation adjustments	46,237	(293)
	1,412,103	853,443
	5,694,926	1,343,754
Guarantees, contingencies and commitments (Notes 17 and 18).

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board
/s/ François J. Coutu	/s/ L. Denis Desautels
François J. Coutu	L. Denis Desautels
Director	Director

Consolidated statements of cash flows

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars)	$	$
		(restated)
Operating activities
Net earnings	104,378	132,683
Items not affecting cash
Amortization	195,308	38,396
Amortization of incentives paid to franchisees	3,545	3,037
Amortization of deferred financing fees	10,324	1,161
Unrealized foreign exchange loss on monetary items	7,767	—
Future income taxes	(53,826)	(13,616)
Other	2,181	185
	269,677	161,846
Net changes in non-cash asset and liability items	(47,607)	24,096
Cash flow provided by operating activities	222,070	185,942
Investing activities
Business acquisitions (Note 20)	(2,491,813)	(3,910)
Investments and temporary investments	(75,100)	(5,669)
Purchase of capital assets	(195,278)	(74,040)
Proceeds from the disposal of capital assets	15,143	1,651
Intangible assets	(5,128)	(4,235)
Other long-term assets	(82,450)	(5,571)
Cash flow used in investing activities	(2,834,626)	(91,774)
Financing activities
Changes in bank loans	(15,000)	(32,397)
Issuance of long-term debt	2,550,000	—
Repayment of long-term debt	(217,289)	(21,288)
Issuance of capital stock	426,456	1,932
Dividends	(25,291)	(20,279)
Cash flow provided by (used in) financing activities	2,718,876	(72,032)
Foreign currency translation adjustments	11,301	691
Increase in cash and cash equivalents	117,621	22,827
Cash and cash equivalents (bank overdraft), beginning of year	14,554	(8,273)
Cash and cash equivalents, end of year	132,175	14,554

See complementary cash flow information in Note 23.

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Consolidated segmented information

The Company applied on a retroactive basis changes in its reportable segments determination. The impact of these changes is the aggregation of the franchising and real estate segments. The Company has now two reportable segments: franchising and retail sales. Within the segment of franchising, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution center and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars)	$	$
		(restated)
Revenues(1)
Franchising	1,406,139	1,235,757
Retail sales	8,211,224	1,807,210
	9,617,363	3,042,967
Operating income before amortization
Franchising	147,342	134,996
Retail sales	305,398	114,726
	452,740	249,722
Amortization
Franchising(2)	14,013	10,029
Retail sales	184,840	31,404
	198,853	41,433
Operating income
Franchising	133,329	124,967
Retail sales	120,558	83,322
	253,887	208,289

(1)          Revenues include sales and other revenues.

(2)          Including amortization of incentives paid to franchisees.

Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars)	$	$
Acquisition of capital assets and intangible assets(3)
Franchising	33,006	31,164
Retail sales	167,400	47,111
	200,406	78,275

	May 28, 2005	May 31, 2004
	$	$
		(restated)
Total assets
Franchising	737,213	464,758
Retail sales	4,957,713	878,996
	5,694,926	1,343,754

The Company’s revenues, capital assets, intangible assets and goodwill attributed to Canada and the United States are as follows:

For the years ended May 28, 2005 and May 31, 2004	2005	2004
(in thousands of US dollars)	$	$
		(restated)
Revenues(1)
Canada	1,406,139	1,235,757
United States	8,211,224	1,807,210
	9,617,363	3,042,967

	May 28,	May 31,
	2005	2004
	$	$
Capital assets, intangible assets and goodwill
Canada	300,212	254,661
United States	2,788,377	404,120
	3,088,589	658,781

(1)          Revenues include sales and other revenues.

(2)          Including amortization of incentives paid to franchisees.

(3)          Excluding business acquisitions.

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies

a)   Description of business

The Company is incorporated under the Companies Act of Québec. It has two reportable segments. In Canada, the Company operates a franchisee network. Its franchising operations involve coordinating various services for its franchised network of 321 outlets as of May 28, 2005 (May 31, 2004—319), and operating a distribution center. Its franchised network retails pharmaceutical and parapharmaceutical products. The Company also manages all properties that house franchisee outlets. In the United States, the Company operates a network comprising 1,922 corporate establishments as of May 28, 2005 (May 31, 2004—336) that retail pharmaceutical and parapharmaceutical products, located in 18 states of the Northeast, mid-Atlantic and Southeast.

b)   Financial statements presentation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company has historically prepared its consolidated financial statements in Canadian dollars. Effective June 1, 2004, the Company changed its reporting currency to US dollars to provide shareholders with more relevant information considering the predominant operations in the United States and the US dollar denominated debt.

Effective June 1, 2004, the Company changed its reporting periods to comply with the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the year-end date was May 28, 2005.

c)   Consolidation

The consolidated financial statements include the accounts of the parent company and all its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

d)   Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to: inventory valuation, valuation of long-term assets, and reserves and allowances, specifically those related to store closures, workers’ compensation and general liabilitiy, and income taxes.

e)   Revenue recognition

Sales to franchisees are recognized when merchandise is shipped. Revenues from retail sales are recognized at the time of the sale to the consumer. The Company recognizes its revenues net of returns and reports all direct merchandise shipment transactions on a net basis when acting as an agent between suppliers and franchisees.

Royalties, based on the franchisees’ retail sales, are recorded as income as they are earned.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies (Continued)

Services to franchisees and rental income are recognized when services are rendered. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent income on a straight-line basis.

Revenues are recognized when reasonable assurance exists regarding collectibility.

f)   Vendor allowance

Cash considerations received from vendors are a reduction of the prices of the vendors’ products or services and are accounted for as a reduction of cost of goods sold and related inventory when recognized in the Company’s consolidated statement of earnings and balance sheet. Certain exceptions apply when the cash considerations received are either a reimbursement of incremental selling costs incurred by the Company, or is a payment for assets or services delivered to the vendors.

g)   Foreign currency translation

The non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is US dollar for US operations and Canadian dollar for Canadian operations and corporate activities.

The financial statements of entities whose functional currency is not the US dollar are translated into the reporting currency according to the current rate method. Under this method, statement of earnings and statement of cash flow items of each year are translated to the reporting currency at the average monthly exchange rates and asset and liability items are translated at the exchange rate in effect at the balance sheet date. Translation adjustments resulting from exchange rate fluctuations are recorded in foreign currency translation adjustments in shareholders’ equity.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings.

h)   Inventories

Inventories are valued at the lower of cost and net realizable value, the cost being determined using the first in, first out basis and retail selling price less a normal gross profit.

i)   Investments

Investments in companies subject to significant influence are accounted for using the equity method. Other investments are accounted for using the cost method. Periodically, management analyzes each loan, advance and long-term receivable from franchisees and when a serious doubt as to their recovery is identified, a provision is applied to reduce their book value to the estimated realizable value.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies (Continued)

j)   Capital assets

Capital assets are accounted for at cost.

Amortization of buildings held for leasing was based on their estimated useful lives using the compound interest method until June 1, 2004. Since this date, the Company uses the straight-line method (Note 2b). Constructions in progress are not amortized until the asset is ready for its intended use. Amortization of other capital assets is based on their estimated useful lives using the straight-line and the diminishing balance methods at the following rates.

Buildings	3% to 5%
Buildings held for leasing	2 1/2% and 10%
Furniture and equipment	10% to 33 1/3%
Computer equipment and software	20% to 33 1/3%
Leasehold improvements	Term of the lease or useful life, whichever is shorter
Vehicles	14% to 30%

k)   Intangible assets

Intangible assets with a finite service life are accounted for at cost. They consist mainly of the customer prescription files, non-compete agreements and favorable leases. The prescription files are amortized over a five to ten-year period. Non-compete agreements are amortized over the terms of the agreements. Favorable leases represent the value attributed to leases resulting from a business acquisition. The value of favorable leases is amortized on a straight-line basis over the term of the leases.

Intangible assets with indefinite service life representing trade name are accounted for at cost and are not amortized. Trade name is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. As at May 28, 2005, the Company has performed an impairment test and no write-down was necessary.

l)   Goodwill

Goodwill represents the excess of the acquisition cost of companies over the fair value of the identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. As at May 28, 2005, the Company has performed an impairment test and no write-down was necessary.

m)   Other long-term assets

Other assets are mainly the incentives paid to franchisees and deferred costs. Incentives paid to franchisees are amortized over a ten-year period and amortization is applied against royalties, included in other revenues. Deferred costs are accounted for at cost and are mainly financing fees. Amortization is calculated using the straight-line method over the term of the long-term loan and is recorded in interest on long-term debt.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies (Continued)

n)   Future income taxes

The Company uses the tax asset and liability method to account for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. It is more likely than not that all of the future income tax assets will be realized.

o)   Other long-term liabilities

Except for the future income taxes, other long-term liabilities consist mainly of the deferred revenues, deferred lease obligations, unfavorable leases, workers’ compensation and general liability and liabilities for store closures.

Deferred revenues:   The Company receives allowances from its vendors as consideration for exclusivity agreements. The revenues related to these agreements are deferred when received and recognized as purchases are made, as stipulated by the agreement.

Deferred lease obligations:   The Company conducts a part of its operations in leased premises and recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a pre-opening period. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred lease obligations. The Company also receives tenant allowances which are amortized on a straight-line basis.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals in their entirety and are excluded from minimum lease payments and included in the determination of total rental expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Unfavorable leases:   The value attributed to unfavorable leases resulting from a business acquisition is amortized on a straight-line basis over the term of the leases.

Workers’ compensation and general liability:   Workers’ compensation and general liability reserves are based on actuarially determined estimates of reported and incurred but not reported claims resulting from historical experience and current data.

Liabilities for store closures:   Store closure reserves are established at the present value of lease obligations, net of estimated sublease rental income and other exit costs.

p)   Defined benefit pension plans

The Company maintains defined benefit pension plans for some of its senior officers, which include a registered pension plan as well as a non-registered supplemental pension plan. The registered pension plan is funded as required by the applicable law and the supplemental plan is partly funded through retirement

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies (Continued)

compensation arrangements (RCA). Under the terms of the RCA, 50% of all contributions are required to be deposited with the Canada Revenue Agency.

The amount of contributions required for funding purposes is determined by actuarial valuations performed triennially. The most recent actuarial valuation was performed as at December 31, 2002 and the effective date of the next required actuarial valuation is December 31, 2005.

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plans’ investment performance, salary escalation and retirement age of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The fair value is market value.

Past service costs are amortized on a straight-line basis over the average remaining service period of active employees, which was eight years as of May 28, 2005 (nine as at May 31, 2004).

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

q)   Defined contribution pension plan

For the defined contribution plan, the pension expense is equal to the contributions paid by the Company.

r)   Stock-based compensation plan

The Company has a fixed stock option plan, which is described in Note 16. Since June 1, 2003, stock-based compensation is recorded under the fair value method. According to that method, awards of stock options are measured on their date of grant using the fair value based method. They are expensed and credited to contributed surplus over their vesting period. This credit is reclassified to capital stock when stock options are exercised.

s)   Derivative financial instruments

The Company uses various derivative financial instruments to manage interest rate risk and foreign exchange rate risk. The Company does not use derivative financial instruments for speculative or trading purposes.

The Company formally documents all relationships between derivatives and the items it hedges, and its risk management objective and strategy for using various hedges. Derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value with the changes in fair value recorded in earnings.

The Company uses interest rate swap agreements to help manage the fixed and floating interest rate mix of its total debt portfolio. These agreements involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. The Company records the exchange of payments as an adjustment of interest expense on the hedged debt. The Company includes the related

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

1.   Description of business and significant accounting policies (Continued)

amount receivable or payable from counterparties in accounts receivable or in accounts payable and accrued liabilities.

The Company uses a portion of its US dollar liabilities as a foreign exchange hedge of its net investments in its US subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in foreign currency translation adjustments in the shareholders’ equity to offset the foreign currency translation adjustments on the investments.

t)   Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments that have maturities of less than three months at the date of acquisition.

u)   Temporary investments

Temporary investments are comprised of commercial paper that have maturities of more than three months and are valued at cost.

2.   Accounting policies

Changes in accounting policies

2005

a)   Recording of certain consideration received by a vendor

In January 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA) released Abstract 144 (EIC-144), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” EIC-144 specifies the accounting methods to be applied to certain consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004.

EIC-144 stipulates that cash consideration received by a company from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be accounted for as a reduction of cost of goods sold and related inventory when recognized in the company’s statement of earnings and balance sheet. Certain exceptions apply when the cash consideration received is either a reimbursement of incremental selling costs incurred by the reseller, or is a payment for assets or services delivered to the vendor.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

2.   Accounting policies (Continued)

The Company applied this new recommendation on June 1, 2004. The impact of this new recommendation for the years ended May 28, 2005 and May 31, 2004 was as follows:

	2005		2004
	Increase	Decrease	Increase	Decrease
	$	$	$	$
Sales	5,036	—	4,918	—
Other revenues	—	12,369	—	14,547
Cost of goods sold	—	47,474	—	47,677
General and operating expenses	40,120	—	37,115	—
Income taxes	26	—	347	—
Net earnings	—	5	586	—
Retained earnings at beginning of year	—	867	—	1,453

The impact of that change on the consolidated balance sheet as of May 28, 2005 and as of May 31, 2004 is to decrease inventories by approximately $1,454,000 and $1,359,000 respectively and to increase income taxes by approximately $451,000 and $440,000 respectively.

b)   Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This Section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company implemented the new section prospectively on June 1, 2004.

Effective June 1, 2004, the compounded interest method of amortization previously used for buildings held for leasing is no longer used. Accordingly, effective June 1, 2004, the Company amortizes the building costs of its buildings held for leasing on a straight-line basis over their useful lives. Building amortization is higher than it would have been reported under the prior policy by approximately $2,500,000 for the period ended May 28, 2005.

c)   Hedging relationships

On June 1, 2004, the Company adopted the provisions of Accounting Guideline 13 (AcG-13), “Hedging Relationships,” that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting and EIC-128, “Accounting for Trading Speculative, or Non-Hedging Derivative Financial Instruments” issued in December 2001. Under EIC-128, derivative instruments that do not qualify as a hedge under AcG-13, are recorded in the balance sheet at fair value with changes in fair value recognized in net earnings. The effect of adopting the new recommendations had no material impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

2.   Accounting policies (Continued)

d)   Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” This Guideline addresses consolidation of variable interest entities (VIEs) to which the usual condition for consolidation does not apply because the VIEs have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by the primary beneficiary. This Guideline is required for annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 had no material impact on the Company’s consolidated financial statements.

e)   Asset retirement obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after January 1, 2004 with retroactive restatement. The new standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. It applies to legal obligations pertaining to the retirement of tangible long-lived assets from acquisition, construction, development or normal operations. The standard requires the recognition of the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The adoption of CICA Handbook Section 3110 had no material impact on the Company’s consolidated financial statements.

2004

f)   Incentives paid to franchisees

During the fourth quarter of the year ended May 31, 2004, the Company changed its basis of accounting for banner development costs. Banner development costs were previously considered indefinite life intangible assets and therefore not subject to amortization. Banner development costs are now considered deferred costs representing incentives paid to franchisees. These costs are amortized over a ten-year period and are applied against royalties included in other revenues.

g)   Stock-based compensation

On June 1, 2002, the Company adopted the recommendations of Section 3870 of the CICA Handbook related to stock-based compensation and other stock-based payments. Subsequently, on June 1, 2003, the Company prospectively adopted the new recommendations of Section 3870 of the CICA Handbook. Under these new recommendations, stock-based compensations are to be recorded under the fair value method. According to that method, awards of stock options are measured on their date of grant using the fair value based method. They are expensed and credited to contributed surplus over their vesting period. This credit is reclassified to capital stock when stock options are exercised. The impact of these recommendations as at May 28, 2005 was to decrease the net earnings by $623,000 (2004—$188,000) to increase contributed surplus by $576,000 (2004—$188,000) and to increase capital stock by $47,000 (2004—nil).

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

2.   Accounting policies (Continued)

Prior to June 1, 2003, the Company accounted for stock-based compensation by measuring compensation cost for employee stock options as the excess, if any, of the quoted market price of the Class A subordinate voting shares at the date of grant over the amount an employee must pay to acquire these shares. Besides, for the options granted during the year ended May 31, 2003, the Company includes in the notes to the consolidated financial statements pro forma disclosures of net earnings and net earnings per share as if the fair value method of accounting had been applied (Note 16). Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

Recent pronouncements

h)   Financial Instruments—Disclosure and Presentation

In November 2003, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments—Disclosure and Presentation.” These revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities. These revisions are effective for fiscal years beginning on or after November 1, 2004. Because the Company does not have any instruments with these characteristics, adopting these revisions on June 1, 2005 will not affect its consolidated financial statements.

i)   Comprehensive Income

In April 2005, the CICA issued Handbook Section 1530, “Comprehensive Income.” This Section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

•                    changes in the currency translation adjustment relating to self-sustaining foreign operations;

•                    unrealized gains or losses on available-for-sale investments.

In April 2005, the CICA also made changes to Handbook Section 3250, “Surplus,” and reissued it as Section 3251, “Equity.” This Section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, “Comprehensive Income.”

Adopting these Sections on June 1, 2007 will require the Company to start reporting the following items in the consolidated financial statements:

•                    comprehensive income and its components;

•                    accumulated other comprehensive income and its components.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

2.   Accounting policies (Continued)

j)   Financial Instruments—Recognition and Measurement

In April 2005, the CICA issued Handbook Section 3855, “Financial Instruments—Recognition and Measurement.” This Section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

This Section requires that:

•                    all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity;

•                    all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;

•                    all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The Company is currently evaluating the impact on its consolidated financial statements of adopting this Section on June 1, 2007.

k)   Hedges

In April 2005, the CICA issued Handbook Section 3865, “Hedges.” This Section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•                    changes in the fair value of a hedged item and a hedging item;

•                    changes in the cash flows attributable to a hedged item and a hedging item; or

•                    changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

The Company is currently evaluating the impact on its consolidated financial statements of adopting this Section on June 1, 2007.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

3.   Other revenues

	2005	2004
	$	$
		(restated)
Royalties(1)	75,104	67,544
Rent	54,303	46,531
Sundry	39,613	35,804
	169,020	149,879

(1)          The amortization of incentives paid to franchisees of $3,545,000 is applied against royalties (2004—$3,037,000).

4.   Amortization

	2005	2004
	$	$
Capital assets	150,533	30,848
Intangible assets	44,412	6,763
Deferred costs	363	785
	195,308	38,396

5.   Income taxes

Provision for income taxes (recovery) is as follows:

	2005	2004
	$	$
		(restated)
Current	41,243	74,687
Future	(53,826)	(13,616)
	(12,583)	61,071

The Company’s effective tax rate differs from the combined statutory rate. The difference is attributable to the following items:

	2005	2004
	%	%
Canadian combined statutory tax rate	31.0	32.2
Effect of tax rates of American subsidiaries	9.5	2.6
Global tax rate	40.5	34.8
Tax rate increase (decrease) resulting from:
Benefit arising from investment in subsidiaries	(58.0)	(3.9)
Other	3.8	0.6
	(13.7)	31.5

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

5.   Income taxes (Continued)

Future income tax assets and liabilities are as follows:

	May 28, 2005	May 31, 2004
	$	$
		(restated)
Future income tax assets:
Accounts receivable	17,289	2,084
Capital assets	108	11,289
Intangible assets, goodwill and incentives paid to franchisees	4,566	5,621
Current liabilities	77,383	4,611
Other long-term liabilities	100,778	1,188
Capital stock issuance expenses	5,057	288
Other	1,046	4,256
	206,227	29,337
Future income tax liabilities:
Inventories	192,858	—
Capital assets	237,054	6,787
Intangible assets and goodwill	116,799	859
Other	3,799	132
	550,510	7,778
Future income tax assets (liabilities), net	(344,283)	21,559

	May 28, 2005	May 31, 2004
	$	$
		(restated)
Allocated as follows:
Short-term future income tax asset	—	10,220
Long-term future income tax asset	37	14,382
Short-term future income tax liability	(97,809)	—
Long-term future income tax liability	(246,511)	(3,043)
	(344,283)	21,559

6.   Net earnings per share

The reconciliation of the numbers of shares used to calculate the diluted net earnings per share is established as follows:

	2005	2004
Weighted average number of shares used to compute basic net earnings per share	255,659,552	226,812,864
Dilution effect	790,386	1,204,894
Weighted average number of shares used to compute diluted net earnings per share	256,449,938	228,017,758

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

6.   Net earnings per share (Continued)

The Company uses the treasury stock method for the calculation of the diluted net earnings per share and excludes anti-dilutive options.

7.   Investments

	May 28,	May 31,
	2005	2004
	$	$
Loans, advances and long-term operating receivables from franchisees, variable interest, some of which carry repayment terms until 2012 and are renewable (net of a provision for losses of $1,760,000 as at May 28, 2005; May 31, 2004—$1,153,000)	19,085	24,380
Other	2,132	2,920
	21,217	27,300
Current portion (included in accounts receivable)	2,398	6,002
	18,819	21,298

During the year, a $668,000 bad debt expense has been accounted for in respect of these receivables (2004—$447,000).

8.   Capital assets

	May 28, 2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	174,668	—	174,668
Land held for leasing	68,822	—	68,822
Buildings	340,058	41,471	298,587
Buildings held for leasing	191,188	22,968	168,220
Furniture and equipment	480,148	80,450	399,698
Computer equipment and software	117,328	74,236	43,092
Leasehold improvements	355,625	83,020	272,605
Vehicles	14,112	3,563	10,549
Computer equipment and software under capital leases	41,043	16,850	24,193
Construction in progress	32,065	—	32,065
	1,815,057	322,558	1,492,499

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

8.   Capital assets (Continued)

	May 31, 2004
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	67,532	—	67,532
Land held for leasing	62,445	—	62,445
Buildings	170,013	28,117	141,896
Buildings held for leasing	164,796	19,808	144,988
Furniture and equipment	66,086	36,977	29,109
Computer equipment and software	50,855	37,622	13,233
Leasehold improvements	121,032	44,727	76,305
Vehicles	2,960	1,954	1,006
Computer equipment and software under capital leases	2,888	1,921	967
Construction in progress	6,693	—	6,693
	715,300	171,126	544,174

9.   Intangible assets

Intangible assets are detailed as follows:

	May 28, 2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Prescription files	332,595	54,667	277,928
Non-compete agreements	5,891	4,365	1,526
Favorable leases	113,216	16,031	97,185
Trade name(1)	353,000	—	353,000
	804,702	75,063	729,639

(1)          Non-amortized indefinite service life intangible asset.

	May 31, 2004
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Prescription files	42,087	26,186	15,901
Non-compete agreements	5,231	3,820	1,411
Favorable leases	4,751	2,786	1,965
	52,069	32,792	19,277

The Company acquired intangible assets for an amount of $752,328,000 (2004—$6,746,000) of which $747,200,000 is related to the Eckerd acquisition as described in Note 20.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

10.   Goodwill

The changes in the book value of goodwill are as follows:

	May 28, 2005
	Franchising	Retail sales	Total
	$	$	$
Balance, beginning of year	15,837	79,493	95,330
Acquisition (Note 20)	—	769,763	769,763
Foreign currency translation adjustments	1,358	—	1,358
Balance, end of year	17,195	849,256	866,451

	May 31, 2004
	Franchising	Retail sales	Total
	$	$	$
Balance, beginning of year	14,605	79,493	94,098
Acquisition (Note 20)	1,165	—	1,165
Foreign currency translation adjustments	67	—	67
Balance, end of year	15,837	79,493	95,330

11.   Other long-term assets

	May 28,	May 31,
	2005	2004
	$	$
Incentives paid to franchisees, net	18,333	18,002
Deferred costs, net	75,740	2,616
Future income taxes (Note 5)	37	14,382
Other	11,886	234
	105,996	35,234

12.   Bank loans

Bank loans reflect the used portion of the revolving credit facilities available to the Company.

As at May 31, 2004, the Company had an annually renewable credit facility in the amounts of $C75,000,000 and $60,000,000, also available as letters of credit not exceeding $15,000,000. As of that date, the Company had an outstanding $15,000,000 bank loan bearing interest at LIBOR rate plus a margin of 0.75% and $7,091,000 of letters of credit.

Credit agreement

On July 30, 2004, the Company entered into a new credit agreement, which included credit facilities and two term loans described in Note 13. Under the terms of the credit agreement, the Company must satisfy certain restrictive covenants as to minimum financial ratios and must satisfy certain conditions. The credit agreement is secured by a first ranking security interest in substantially all of the Company’s assets and a first ranking pledge of the capital stock of the Company’s subsidiaries.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

12.   Bank loans (Continued)

Consequently, maturing on July 30, 2009, an amount of $350,000,000 is available as a revolver loan or as letters of credit for an amount not exceeding $180,000,000. Revolver borrowings under the credit agreement bear interest at the Canadian or US prime rate plus a variable margin or at LIBOR rate plus a variable margin (varying from 0.50% to 2.50%). Margins depend on whether certain financial ratios are achieved. Available credit facilities were unused as at May 28, 2005, with the exception of an amount of $67,927,000 for letters of credit.

13.   Long-term debt

	May 28,	May 31,
	2005	2004
	$	$
Term loan facility maturing on July 30, 2009, secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 5.75% as of May 28, 2005), repayable by quarterly instalments based on yearly tranches from 5% to 25% of the original loan balance, according to the credit agreement described in Note 12.	243,750	—
Term loan facility maturing July 30, 2011, secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 5.50% as of May 28, 2005), repayable by quarterly instalments based on yearly tranches of 1% of the original loan balance over the first six years and the balance owing in 2011, according to the credit agreement described in Note 12.	1,094,500	—
Unsecured senior notes, bearing interest at 7.625% and maturing on August 1, 2012, redeemable after August 1, 2008.	350,000	—
Unsecured senior subordinated notes, bearing interest at 8.50% and maturing on August 1, 2014, redeemable after August 1, 2009.	850,000	—
Computer equipment and software capital leases bearing interest calculated at rates varying from 4.55% to 10.75% (4.55% to 6.55% as at May 31, 2004).	17,070	1,109
Term loan bearing interest at LIBOR rate plus a variable margin (totalling 2.125% as of May 31, 2004). This loan was refinanced on July 30, 2004.	—	185,000
Other	6,112	6,066
	2,561,432	192,175
Current portion	65,631	22,566
	2,495,801	169,609

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

13.   Long-term debt (Continued)

Minimum repayments

Minimum repayments to be made during the following years are as follows:

	Long-term debt	Capital leases
	Principal	Principal	Interest
	$	$	$
2006	57,726	7,905	665
2007	76,737	4,949	371
2008	74,616	2,939	172
2009	55,180	1,249	72
2010	52,444	28	2

Additional repayments in excess of the minimum amounts mentioned above may be made by the Company based on cash flow provided during the year.

14.   Other long-term liabilities

	May 28,	May 31,
	2005	2004
	$	$
Deferred revenues	9,836	1,242
Deferred lease obligations	17,781	1,418
Unfavorable leases	32,349	4,123
Workers’ compensation and general liability	68,794	—
Liabilities for store closures	96,587	—
Future income taxes (Note 5)	246,511	3,043
Other	8,952	—
	480,810	9,826

15.   Capital stock

Authorized, unlimited number:

Class A subordinate voting shares, participating, one vote per share, exchangeable, at the option of the holder, for the same number of Class B shares in the event of a take-over bid being made in respect to Class B shares, without par value, dividend declared in Canadian dollars.

Class B shares, participating, ten votes per share, exchangeable for Class A subordinate voting shares on the basis of one Class A subordinate voting share for one Class B share, without par value, dividend declared in Canadian dollars.

Class C shares, to be issued in one or more series subject to rights, privileges, conditions and restrictions to be determined, non-participating, non voting, without par value.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

15.   Capital stock (Continued)

Changes that occurred on Class A subordinate voting shares are presented as follows:

	2005		2004
	Shares	$	Shares	$
Outstanding shares, beginning of year	106,673,510	144,994	102,569,550	143,062
Issuance in cash consideration(1)	33,350,000	424,383	—	—
Class B shares converted into Class A subordinate voting shares	865,000	1	3,750,000	—
Options exercised	1,363,590	8,084	353,960	1,932
Outstanding shares, end of year	142,252,100	577,462	106,673,510	144,994

(1) Net of share issuance fees of $19.3 million less related income taxes of $6.0 million.

Changes that occurred on Class B shares are presented as follows:

	2005		2004
	Shares	$	Shares	$
Outstanding shares, beginning of year	120,250,000	2	124,000,000	2
Class B shares converted into Class A subordinate voting shares	(865,000)	(1)	(3,750,000)	—
Outstanding shares, end of year	119,385,000	1	120,250,000	2

16.   Stock-based compensation plan

The Company has a fixed stock option plan. Under the 1995 executive officers Stock Option Plan, the Company may grant options to those employees totalling up to 8 million Class A subordinate voting shares. Under the plan, the exercise price of each option equals the closing market price of the Company’s stock at the Toronto Stock Exchange on the date of grant, and an option’s maximum term is 10 years. Granted options vest annually by increments of 20%.

Changes that occurred in the number of options are presented as follows:

	2005		2004
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	of options	$C	of options	$C
Options outstanding, beginning of year	2,907,090	10.15	2,956,790	9.10
Options granted	492,780	15.76	331,600	17.02
Options exercised	(1,363,590)	7.53	(353,960)	7.46
Options cancelled	(163,720)	15.98	(27,340)	14.75
Options outstanding, end of year	1,872,560	13.05	2,907,090	10.15
Options exercisable, end of year	1,213,676	11.34	2,171,258	8.75

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

16.   Stock-based compensation plan (Continued)

The following table summarizes information about the fixed stock options outstanding at May 28, 2005:

	Options outstanding	Options exercisable
		Weighted
		average
		remaining
		contractual
Exercise price	Number	life	Number
$C	of options	(years)	of options
4.24	5,000	2.4	5,000
7.01	130,040	4.4	130,040
8.85 - 9.38	566,840	5.3 - 5.4	566,840
13.00	250,600	6.4	200,480
15.65 - 18.95	920,080	7.4 - 10	311,316
	1,872,560		1,213,676

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company’s net earnings for the year ended May 28, 2005 would have been reduced by $300,000 (2004—$281,000). Basic net earnings per share and diluted net earnings per share would have been unchanged for the years ended May 28, 2005 and May 31, 2004.

The following data represents the weighted average assumptions used in the stock option valuation in accordance with the Black-Scholes model:

	2005	2004
	%	%
Dividend yield	0.70	0.73
Expected volatility	27.10	28.20
Risk-free interest rate	4.01	4.19
Expected life (years)	6	6

During the year ended May 28, 2005, the Company granted 492,780 stock options (2004—331,600). The weighted average fair value of those options is $C5.07 as at May 28, 2005 (2004—$C5.61). Therefore, an amount of $623,000 for the year ended May 28, 2005 was expensed for the stock option plan (2004—$188,000).

17.   Guarantees and contingencies

Guarantees

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation (Note 20). Pursuant to the stock purchase agreement, the Company agreed to enter into certain customary indemnification obligations in favor of the Seller. The Company has agreed to indemnify the Seller for taxes, damages and certain liabilities related to the business acquired. Certain portions of the Company’s indemnification obligations are capped at $350 million while other provisions are not subject to

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

17.   Guarantees and contingencies (Continued)

such a limit. Certain of the indemnification obligations survive the closing date of the acquisition until 2006 and still others will survive until the expiration of the applicable statute of limitations. The maximum amount of future payments cannot be estimated as it results from future events that cannot be predicted.

Certain debt agreements require the Company to indemnify the parties in the event of changes in elements such as withholding tax regulations. The nature and scope of such indemnifications is contingent on future events, none of which can be foreseen as at May 28, 2005. Also, the structure of such transactions makes these events unlikely. Consequently, no provisions have been recorded in the consolidated financial statements.

The Company has guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $5,981,000 as at May 28, 2005 (May 31, 2004—$8,775,000). Most of those guarantees apply to loans with a maximum maturity of eight years. Those loans are also personally guaranteed by the franchisees.

Buyback agreements

Under buyback agreements, the Company is committed to financial institutions to purchase the inventories of some of its franchisees up to the amount of advances made by those financial institutions to the franchisees. As of May 28, 2005, financing related to these inventories amounted to approximately $46,122,000 (May 31, 2004—$54,242,000). However, under these agreements, the Company is not committed to cover any deficit that may arise should the value of these inventories be less than the amount of the advances.

Under buyback agreements, the Company is committed to financial institutions to purchase equipment held by franchisees and financed by capital leases not exceeding five years and loans not exceeding eight years. For capital leases, the buyback value is linked to the net balance of the lease at the date of the buyback. For equipment financed by bank loans, the minimum buyback value is set by contract with the financial institutions. As at May 28, 2005, financing related to the equipment amounts to approximately $23,132,000 (May 31, 2004—$20,998,000). However, it is the opinion of management that the realizable value of the assets cannot be lower than the eventual amount of the buyback.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued with respect to these guarantees in its consolidated financial statements for May 28, 2005 and May 31, 2004.

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operating activities. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

18.   Commitments

The balance of the commitments under the terms of building and vehicle operating leases maturing in 2035 totals $4,345,670,000. The Company also has commitments for the construction of buildings with contractors totalling $65,938,000 and agreements with suppliers to purchase inventory and services totalling $10,489,000. Minimum payments payable over the next five years are as follows:

	Operating leases	Other commercial commitments
	$	$
2006	381,192	75,083
2007	364,394	1,062
2008	346,941	282
2009	329,634	—
2010	307,941	—

Under the terms of building leases and subleases, the Company will receive, up to the year 2035, minimum payments totalling $286,846,000. This amount takes into account the renewal of subleases at the same terms and conditions as the lease agreements.

19.   Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees. The measurement date used for financial reporting purposes of the plan assets and benefit obligations is May 28, 2005 (May 31 in 2004).

The defined benefit and defined contribution plans expenses are as follows:

	2005	2004
	$	$
Defined contribution plan	18,212	2,541
Defined benefit plans
Current service costs	482	439
Interest expense	412	540
Actual return on plan assets	(115)	(87)
Amortization of past service cost	926	1,456
Actuarial gains	(226)	(227)
Benefit plans expense	1,479	2,121

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

19.   Pension plans (Continued)

Information about the Company’s defined benefit plans is as follows:

	May 28,	May 31,
	2005	2004
	$	$
Accrued benefit obligations
Balance, beginning of year	6,659	8,396
Current service cost	482	439
Interest expense	412	540
Benefits paid	(135)	(74)
Settlements	(673)	(2,476)
Actuarial gains	(226)	(227)
Foreign currency translation adjustment	571	61
Balance, end of year	7,090	6,659

	May 28,	May 31,
	2005	2004
	$	$
Plan assets
Fair value, beginning of year	3,084	2,297
Actual return on plan assets	115	87
Employer contributions	683	3,256
Benefits paid	(135)	(74)
Settlements	(673)	(2,476)
Foreign currency translation adjustment	265	(6)
Fair value, end of year	3,339	3,084
Accrued benefit obligations	7,090	6,659
Plan assets	(3,339)	(3,084)
	3,751	3,575
Unamortized balances	1,950	2,650
Accrued benefit liability (included in accounts payable and accrued liabilities)	1,801	925

As at May 28, 2005, 36% (2004—28%) of the plan assets at fair value was deposited as refundable tax and 64% (2004—72%) was invested. The balance invested consists of the following allocations:

	May 28,	May 31,
	2005	2004
	%	%
Balanced funds	57	48
Equity income and insured annuity	34	35
Equity funds	7	6
Other	2	11

No plan assets are directly invested in the parent company and its subsidiaries securities.

Notes to the Consolidated Financial Statements (Continued)

For the years ended May 28, 2005 and May 31, 2004
(Tabular amounts are in thousands of US dollars except for shares and options data)

19.   Pension plans (Continued)

The main actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and the benefits costs are as follows:

	2005	2004
	%	%
Discount rate	6.00	6.00
Expected long-term rate of return on plan assets	6.75	6.75
Rate of compensation increase	4.00	4.00

20.   Business acquisitions

Eckerd

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation, a wholly-owned subsidiary of J.C. Penney Corporation, Inc., that own 1,549 outlets of the Eckerd drugstore chain located throughout 13 states in Northeastern, mid-Atlantic and Southeastern United States. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated financial statements since the acquisition date.

The Company completed its allocation of the purchase price based on information available, and on the basis of evaluations. The acquired goodwill is not deductible for income tax purposes. This allocation is subject to changes related to the final determination of the future income taxes.

Purchase price allocation:

	Millions	Millions
	of dollars	of dollars
	(revised)	(initial)
Net assets acquired
Non-cash working capital	751.9	780.3
Capital assets(1)	898.1	858.0
Intangible assets:
Trade name (not subject to amortization)	353.0	322.4
Prescription files (amortized over a 10-year period)	286.4	438.3
Favorable leases (amortized over the term of the leases)(2)	75.9	6.9
Goodwill	769.8	621.1
Future income tax liabilities	(425.8)	(372.0)
Liabilities for store closures(3)	(111.5)	(29.7)
Other long-term liabilities	(106.0)	(110.8)
Non-cash net assets acquired	2,491.8	2,514.5
Cash	4.3	4.2
Net assets acquired	2,496.1	2,518.7
Cash consideration and acquisition costs	2,496.1	2,518.7

(1)          Include $42.6 million of assets held for sale.

(2)          Net of $31.9 million of unfavorable leases.

(3)          Long-term portion.

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

20.   Business acquisitions (Continued)

Pharmasave

During the second quarter of fiscal 2004, the Company purchased the shares of three drugstores operating in Ontario under the “Pharmasave” banner. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated financial statements since the acquisition date.

Purchase price allocation:

2004
$
Net assets acquired:
Non-cash working capital	850
Capital assets	287
Intangible assets:
Prescription files	1,934
Non-compete agreements	577
Goodwill	1,165
Future income tax liabilities	(903)
Non-cash net assets acquired	3,910
Cash	117
Net assets acquired	4,027
Cash consideration	4,027

21.   Related party transactions

The Company entered into the following transactions with enterprises controlled by shareholders or executives having a significant influence over the Company:

	2005	2004
	$	$
Revenues
Sales	6,124	15,719
Royalties	334	672
Rent	350	1,294
Sundry	147	298
	6,955	17,983

As at May 28, 2005, accounts receivable include an amount of $598,000 (May 31, 2004—$807,000) resulting from these transactions. This amount is presented in the Company’s accounts receivable. These transactions are carried out in the ordinary course of business and are measured at the exchange amount.

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

22.   Financial instruments

Fair value

The fair value of cash and cash equivalents, temporary investments, accounts receivable, bank loans and accounts payable and accrued liabilities approximates their book value because of their forthcoming maturity.

The fair value of loans, advances and long-term receivables from franchisees was not determined, since these balances result from transactions carried out in the context of privileged commercial relationships and under terms and conditions that may differ from those that could be negotiated with non-franchisees.

The estimated fair value of other financial instruments subject to fair value disclosure is determined based on quoted market prices or interest rates for the same or similar instruments. Estimated fair value and carrying amount of those instruments are as follows:

	May 28, 2005		May 31, 2004
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$
Long-term debt	2,540,307	2,561,432	192,175	192,175
Derivative financial instruments, net assets (liability) position:
Interest rate swap agreements	945	—	(3,685)	—

Interest rate risk

Interest rate swap agreements

The Company enters into interest rate swap agreements in order to reduce the impact of fluctuating interest rates on a portion of its long-term debt. These swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates these interest rate swap agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps designated as hedges.

These agreements are detailed as follows:

	May 28, 2005		May 31, 2004
		Interest rate		Interest rate
	$	%	$	%
Agreement maturing in July 2011	200,000	4.11	—	—
Agreement maturing in January 2005	—	—	185,000	4.34

Credit risk

The Company’s exposure to concentrations of credit risk is limited. The non-collection risk is reduced by the fact that accounts receivable are generated by numerous customers.

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

22.   Financial instruments (Continued)

Foreign currency risk

Even though the Company’s reporting currency is US dollars, non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is US dollar for US operations and Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings.

For the purpose of minimizing volatility of earnings resulting from the translation of its parent company and subsidiaries monetary items denominated in currencies other than the entity’s functional currency, the Company designates, since February 2005, a significant portion of its US dollar liabilities as a foreign exchange hedge of its net investment in its US subsidiaries. Accordingly, since the designation date, unrealized foreign exchange gains and losses generated by the translation of those monetary items are recorded in foreign currency translation adjustments in shareholders’ equity.

Concentration

During fiscal 2005, the Company purchased approximately 87% of its branded prescription drugs for its US network from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract.

23.   Supplemental cash flow information

Net changes in non-cash asset and liability items

The net changes in non-cash asset and liability items are detailed as follows:

	2005	2004
	$	$
		(restated)
Accounts receivable, prepaid expenses and income taxes receivable	(17,563)	4,851
Inventories	(74,429)	(35,718)
Accounts payable, accrued liabilities and income taxes payable	57,461	55,088
Other long-term assets	(8,010)	—
Other long-term liabilities	(4,738)	(1,327)
Other items	(328)	1,202
Net changes in non-cash asset and liability items	(47,607)	24,096

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

23.   Supplemental cash flow information (Continued)

	2005	2004
	$	$
Other information
Interest paid	104,079	14,138
Income taxes paid	48,660	38,124

24.   Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current year.

25.   Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects, from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated results and shareholders’ equity of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	2005	2004
	$	$
Reconciliation of net earnings
Net earnings—Canadian GAAP	104,378	132,683
Adjustment in respect of amortization(a)	346	(2,129)
Tax effect of above adjustment	(107)	689
Net earnings—US GAAP	104,617	131,243
Net earnings per share—US GAAP
Basic	0.41	0.58
Diluted	0.41	0.58
Other comprehensive income items
Cumulative translation adjustments, net of tax(c)	46,530	841
Cumulative translation adjustments on amortization, net of tax (c)	(800)	(2)
Changes in fair value of derivatives, net of tax(b)	(1,118)	(6)
Reclassification of realized gain on derivatives to the earnings(b)	2,715	4,014
Other comprehensive income items	47,327	4,847

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

25.   Reconciliation of Canadian GAAP to United States GAAP (Continued)

	May 28,	May 31,
	2005	2004
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax(c)	46,237	(293)
Cumulative translation adjustments on amortization, net of tax(c)	(1,441)	(641)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) to the earnings and net of tax(b)	(798)	(2,395)
Accumulated other comprehensive income items	43,998	(3,329)
Reconciliation of total shareholders’ equity
Shareholders’ equity—Canadian GAAP	1,412,103	853,443
Adjustments in respect of:
Amortization(a)	(12,962)	(13,308)
Tax effect of above adjustment	4,515	4,622
Cumulative translation adjustments, net of tax(c)	(46,237)	293
Accumulated other comprehensive income items (b) and (c)	43,998	(3,329)
Shareholders’ equity—US GAAP	1,401,417	841,721

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	May 28, 2005		May 31, 2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets(a)	1,492,499	1,477,334	544,174	529,888
Other long-term assets (a) and (b)	105,996	111,629	35,234	41,483
Liabilities
Other long-term liabilities(b)	480,810	481,964	9,826	13,511
Shareholders’ equity	1,412,103	1,401,417	853,443	841,721

a)               Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004 (Note 2b). This method is not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b)               Derivative financial instruments and hedging

On June 1, 2001, the Company adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” This statement requires companies to record derivatives on

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

25.   Reconciliation of Canadian GAAP to United States GAAP (Continued)

the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of SFAS 133 was not material to the Company’s consolidated financial statements.

The Company enters into interest swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. Under Canadian GAAP, changes in fair value of those contracts are not recognized (Note 2c).

c)                Foreign currency translation adjustment

Under Canadian GAAP, the Company gains and losses arising from the translation of the financial statements of the foreign currency operations are deferred in a “foreign currency translation adjustments” in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders’ equity.

d)               Changes to US accounting policies

2005

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” The Interpretation addresses consolidation of variable interest entities (“VIEs”) to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for periods ending after March 15, 2004. The Company was required to apply the provisions of FIN 46R effective June 1, 2004. The adoption of this interpretation had no material impact on the Company’s consolidated financial statements.

2004

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The Company adopted SFAS No. 149 on July 1, 2003 on a prospective basis in accordance with the new statement. The adoption of SFAS No. 149 had no material impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended May 28, 2005 and May 31, 2004 (Continued)
(Tabular amounts are in thousands of US dollars except for shares and options data)

25.   Reconciliation of Canadian GAAP to United States GAAP (Continued)

Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, as an asset, with many such financial instruments having been previously classified as equity. The Company adopted SFAS No. 150 on September 1, 2003. The adoption of SFAS No. 150 had no material impact on the Company’s consolidated financial statements.